Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE: November 2, 2004

RITCHIE BROS. AUCTIONEERS REPORTS RESULTS FOR
PERIOD ENDED SEPTEMBER 30, 2004 AND DIVIDEND DECLARATION

VANCOUVER, BRITISH COLUMBIA — Ritchie Bros. Auctioneers Incorporated (NYSE and TSX: RBA) today announced its results for the three- and nine-month periods ended September 30, 2004. The Company’s net earnings for the first nine months of 2004 were $23.6 million, or $0.68 per diluted weighted average share, compared to $24.2 million, or $0.71 per diluted weighted average share, in the comparable period of 2003. All amounts are presented in United States dollars, and per share amounts reflect on a retroactive basis the two-for-one split of the Company’s common shares that occurred at the close of business on May 4, 2004.

Gross auction sales for the nine months ended September 30, 2004 were $1.24 billion, 15% higher than the gross auction sales reported for the first nine months of 2003. Strong sales volumes in the United States and Canada contributed to the growth in gross auction sales in 2004. Auction revenues for the first three quarters of 2004 were $125.1 million, an increase of 10% compared to the same period in the prior year. Auction revenues as a percentage of gross auction sales were 10.09% this year compared to a rate of 10.52% in the equivalent period in the prior year.

During the nine months ended September 30, 2004, Ritchie Bros. sold over 123,000 lots for more than 17,500 consignors at 100 industrial auctions attracting nearly 143,000 registered bidders. The Company also held 79 smaller agricultural auctions during the period, which generated gross auction sales of approximately $35 million.

Gross auction sales for the quarter ended September 30, 2004 were $307.2 million, which resulted in auction revenues of $31.4 million. The auction revenue rate was 10.24%. Net earnings for the period were $1.8 million, or $0.05 per diluted weighted average share.

Commenting on the performance to date in 2004, Peter J. Blake, Chief Executive Officer of the Company stated, “I am pleased with our results to date in 2004 — we have achieved this success by using our unreserved auctions to deliver a global marketplace for our customers. We continue to lay foundations for our future growth by expanding into new markets and segments in which we do not currently have a presence. Our recently opened office in China is an example of this expansion.”

Randall J. Wall, the Company’s President and COO commented, “We continued our record-breaking auction performances during the third quarter of 2004, setting another new benchmark, this time in September at our permanent auction site in Perris, California, with a $25 million sale. So far this year we have broken nine regional records. We are continuing to see strong demand for most types of equipment, which, coupled with tight supply in many of our markets, is translating into strong prices at our auctions.”

During the first nine months of 2004, bidders using the Company’s rbauctionBid-Live Internet bidding service purchased approximately $136 million worth of trucks and equipment, a 26% increase compared to the same period in 2003. The rbauctionBid-Live service continues to complement the Company’s live auctions — the size and diversity of bidding audiences has increased since the implementation of the service in 2002. Internet bidders represent approximately 20% of the registered bidders at Ritchie Bros. auctions and are the buyers or runner up bidders on roughly 15% of all lots available to online bidders. There are now over 20,000 customers from over 110 countries who are approved users of the rbauctionBid-Live system.

The Board of Directors announced today the declaration of a quarterly cash dividend of 11 cents per common share payable on December 17, 2004 to shareholders of record on November 26, 2004.

The Board of Directors also announced the appointment of Beverley Briscoe to the Company’s Board effective October 29, 2004. Ms. Briscoe has an extensive background working in industries complementary to the auction business, most recently as the president of her own transportation services company, Hiway Refrigeration Ltd. Ms. Briscoe is Chair of the British Columbia Government’s Industry Training Authority, a member of the Boards of BC Rail Corporation and Westminster Savings Credit Union, as well as a Director of the Boys and Girls Club of Greater Vancouver. Ms. Briscoe has been appointed to the Company’s Audit Committee, replacing Chuck Croft, and to the newly created Nominating and Corporate Governance Committee, with Eric Patel and Chuck Croft. The addition of Ms. Briscoe brings the number of independent directors on the Company’s Board of Directors to four, of a total of seven directors.

The implementation of the Company’s management succession plans announced on August 4, 2004 took effect on November 1, 2004. Peter J. Blake, formerly the Company’s Chief Financial Officer, became Chief Executive Officer. Robert S. Armstrong moved from the role of Vice-President Finance and Corporate Secretary to the position of Vice-President Finance, Chief Financial Officer and Corporate Secretary. David E. Ritchie, formerly Chief Executive Officer and Chairman, stepped down as CEO but remains the Company’s Chairman.

Gross auction sales represents the aggregate selling prices of all items sold at auctions completed during the period. It is not a measure of revenue and is not presented in the Company’s consolidated financial statements. Auction revenues represent the revenue earned by the Company related to items sold at auction and consist primarily of the commissions earned and the net profit or loss on the sale of equipment purchased by Ritchie Bros. and sold in the same manner as consigned equipment. The Company includes gross auction sales data because it believes that this measure better portrays the Company’s sales efforts during the period, and auction revenues and other financial measures are best understood by considering their relationships to gross auction sales.

Ritchie Bros. is the world’s largest auctioneer of industrial equipment, operating through over 100 locations in more than 20 countries around the world. The Company sells, through unreserved public auctions, a broad range of used and unused industrial equipment including equipment used in the construction, transportation, mining, forestry, petroleum, marine and agricultural industries. Ritchie Bros. maintains a website at www.rbauction.com.

Ritchie Bros. is hosting a conference call to discuss its financial results for the period ended September 30, 2004 at 8:00am Pacific Time (11:00am Eastern Time) on November 2, 2004. To access a live broadcast of the conference call, please go to the Ritchie Bros. website http://www.rbauction.com, click on ‘About Ritchie Bros.’ then click on ‘Investor Information’. Please go to the website at least fifteen minutes early to download and install any necessary audio software. A replay will be available on the website shortly after the call.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The discussion in this press release relating to future operating periods and future growth contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties, including, in particular, statements regarding anticipated results for future periods and the implementation of the Company’s growth strategy. These risks and uncertainties include: the many factors that impact on the supply of and demand for used equipment; fluctuations in the market values of used equipment; periodic and seasonal variations in operating results; actions of competitors; the success of the Company’s Internet initiatives; and other risks and uncertainties as detailed from time to time in the Company’s SEC filings. Actual results may differ materially. The Company does not undertake any obligation to update the information contained herein, which speaks only as of this date.

Consolidated Statements of Earnings	Nine months ended	Nine months ended
(USD thousands, except per share amounts)	September 30, 2004	September 30, 2003 (1)
	(unaudited)	(unaudited)
Gross auction sales	$1,239,606	$1,082,286

Auction revenues	$125,115	$113,823
Direct expenses	15,405	15,200

	109,710	98,623
Expenses:
Depreciation	9,253	8,586
General and administrative	60,826	52,504

Earnings from operations	39,631	37,533
Other income (expenses):
Interest expense	(2,448)	(3,644)
Other income	604	863

Earnings before income taxes	37,787	34,752
Income taxes (2)	14,223	10,575

Net earnings	$23,564	$24,177

Net earnings per share (3)	$0.69	$0.72
Net earnings per share — diluted (3)	$0.68	$0.71

Net earnings in accordance with GAAP	$23,564	$24,177
Adjustment relating to non-recurring income tax (2)	888	—-

Adjusted net earnings	$24,452	$24,177

Adjusted net earnings per share (2)	$0.72	$0.72
Adjusted net earnings per share — diluted (2)	$0.71	$0.71

Consolidated Statements of Earnings	Three months ended	Three months ended
(USD thousands, except per share amounts)	September 30, 2004	September 30, 2003 (1)
	(unaudited)	(unaudited)
Gross auction sales	$307,188	$277,832

Auction revenues	$31,449	$29,785
Direct expenses	3,005	3,768

	28,444	26,017
Expenses:
Depreciation	3,246	3,032
General and administrative	20,989	18,034

Earnings from operations	4,209	4,951
Other income (expenses):
Interest expense	(695)	(1,360)
Other income	218	417

Earnings before income taxes	3,732	4,008
Income taxes (2)	1,922	1,287

Net earnings	$1,810	$2,721

Net earnings per share (3)	$0.05	$0.08
Net earnings per share — diluted (3)	$0.05	$0.08

Net earnings in accordance with GAAP	$1,810	$2,721
Adjustment relating to non-recurring income tax (2)	888	—-

Adjusted net earnings	$2,698	$2,721

Adjusted net earnings per share (2)	$0.08	$0.08
Adjusted net earnings per share — diluted (2)	$0.08	$0.08

(1)	The results for the three- and nine-month periods ended September 30, 2003 have been adjusted to reflect the Company’s change in accounting policy for stock-based compensation effective January 1, 2003.

(2)	Income taxes for the quarter ended September 30, 2004 include a charge of $888 relating to the realization of foreign exchange gains recorded at the subsidiary level in connection with term debt that comes due in the second half of 2004. The Company expects a similar amount to be recorded in the fourth quarter of 2004, but not in subsequent periods. Excluding this charge, income taxes for the nine and three months ended September 30, 2004 would have been $13,335 and $1,034, respectively.

(3)	The Company’s issued and outstanding common shares were subdivided on a two-for-one basis on May 4, 2004. Per share amounts have been adjusted to reflect the stock split on a retroactive basis.

Selected Balance Sheet Data
(USD thousands)	September 30, 2004	December 31, 2003
	(unaudited)
Current assets	$258,207	$161,316
Current liabilities	224,754	125,970

Working capital (including cash)	33,453	35,346
Total assets	517,968	413,008
Long-term debt	13,408	27,350
Total shareholders’ equity	273,010	252,779

Selected Operating Data	Nine months ended	Nine months ended
(unaudited)	September 30, 2004	September 30, 2003
Auction revenues as percentage of gross auction sales	10.09%	10.52%
Number of consignors	17,594	16,753
Number of bidders	142,838	127,047
Number of buyers	41,484	39,406
Number of permanent auction sites	22	22
Number of regional auction units	7	7

For further information, please contact:
Jeremy Black Finance Manager Phone: Fax: Email:	604 273 2159 604 273 2405 ir@rbauction.com